MEDIANET GROUP TECHNOLOGIES, INC.

August 2, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

MediaNet Group Technolgies, Inc.
Preliminary Information Statement on Schedule 14C, Amendment No. 3
Filed June 29, 2010
File No. 000-49801

Dear Mr. Owings:

I, Michael Hansen, President of MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 28, 2010, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”).  A marked copy of Amendment No. 4 (“Amendment No. 4”) showing the changes from Amendment No. 3 to the Preliminary Information Statement on Schedule 14C is attached for your reference.  The changes made in Amendment No. 4 are principally in response to the Staff's comments as set forth in the SEC Comment Letter.

For your convenience, the numbered responses set forth below contain each of the Staff's comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 4.

Summary, page 4

Compensation of Executive Officers and Directors in Connection with Merger, page 8

1.           Please revise to state that there were conflicts of interest in the negotiation of the merger agreement and briefly describe those conflicts in the summary.

RESPONSE:  The Company has revised its disclosure on page 8 of Amendment No. 4 in response to the Staff’s comment.

The Merger, page 23

2.           Please clearly state whether the parties had any prior affiliation before the October 18, 2008 meeting.

RESPONSE:  The Company has revised its disclosure on page 23 of Amendment No. 4 in response to the Staff’s comment.

Post-Merger Adjustments, page 27

3.           Given that there have been two amendments to the merger agreement, please set forth in one location in the filing the following information (A) at the time of the execution of the initial merger agreement, (B) at the time of the execution of the first amendment to the merger agreement, and (C) at the time of the merger restructuring:

•	the number of shares of outstanding common stock;

•	the number of shares of common stock issuable upon exercise of outstanding warrants and options;

•	the number of shares of outstanding preferred stock;

•	the conversion rate for the outstanding preferred stock;

•	the number of shares of common stock issuable upon conversion of the outstanding preferred stock; and

•	the relative voting power of the common and preferred stockholders.

It may be that this information is most usefully presented in a tabular format.  Please also include this information assuming the issuance of the maximum number of shares of common stock in the possible tender offer.  Lastly, please ensure that the number of shares reflected throughout your information statement is consistent with the information provided in response to this comment, including under the heading “Dilution” and “Pro Forma Financial Information.”

RESPONSE:  The Company has revised its disclosure on pages 28-31 of Amendment No. 4 in response to the Staff’s comment.  Please note, however, that, in accordance with the Staff’s comment as to the appropriate dates to provide information as of for purposes of this comment, the share numbers included in this new disclosure speak as of different dates than the information included under the headings “Dilution” and “Pro Forma Financial Information” which both speak as of September 30, 2009.  Accordingly, there are certain differences in the share numbers.

Conflicts of Interest, page 28

4.           In the first paragraph under the heading you disclose the amounts of the loans advanced and expenses incurred by Mr. Berns as well as the amount repaid to Mr. Berns for these loans and expenses.  It does not appear that the total amounts advanced and the amount repaid are the same.  Please disclose whether the referenced loans included interest.  If so, please state the rate and the amount of interest included in the repayment.  If the loans did not include interest, please otherwise explain the difference in the amounts advanced and the amount repaid.

RESPONSE:  The Company has revised its disclosure on page 31 of Amendment No. 4 in response to the Staff’s comment.

Voting Securities, page 60

Series A Convertible Preferred Stock, page 61

5.           We reviewed your response to comment 13 in our letter dated March 31, 2010 and reissue this comment.  Please delete the phrase “not less than” under this heading since the amendment to your charter provides for 500,000,000 shares of authorized common stock or tell why it is not appropriate to do so.

RESPONSE: The Company respectfully advises the Staff that it does not believe that it is appropriate to delete the phrase “not less than” under this heading as the sentence in question is summarizing the terms of the Certificate of Designation for the Series A Preferred Stock which does provide for automatic conversion of the Series A Preferred Stock if the shareholders approve an increase in the Company’s authorized shares of Common Stock to not less than 500 million.  The Company has included disclosure, however, on page 61 of Amendment No. 4 which clarifies that the Charter Amendment in question provides for 500 million shares and will trigger an automatic conversion of the Series A Preferred Stock.

Dilution

6.           We reviewed your response to comment three in our letter dated March 31, 2010 and your revised disclosure on page 58 and 59 in your information statement.  It appears that the “net tangible book value per share after new shares” in each case increases.  If true, please revise your disclosure to reflect the increase, as opposed to decrease, in “net tangible book value per share after new shares.”

RESPONSE:  The Company has revised its disclosure on pages 61-62 of Amendment No. 4 in response to the Staff’s comment.

*****

In addition, the Company acknowledges that:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,

/s/ Michael B. Hansen

Michael B. Hansen